Exhibit 99.1:	Consolidated statements of comprehensive income for the twelve months ended December 31, 2011, 2010 and 2009

The financial information below is provided in connection with Elster Group SE's adoption of ASU 2011-12, "Comprehensive Income - Presentation of Comprehensive Income", which supersedes certain requirements of ASU 2011-05, "Comprehensive Income". See Note 2 (Basis of presentation) to the condensed consolidated interim financial statements as of March 31, 2012 and for the three months ended March 31, 2012 and 2011 included in this Report on Form 6-K.

Consolidated Statements of Comprehensive Income

(in thousands of U.S. Dollar ($))

	Twelve Months Ended December 31,
	2011	2010	2009

Net income	$105,381	$92,038	$52,344

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	-22,565	-6,812	-6,234
Defined benefit obligations
Actuarial gains/losses of the period	-11,938	956	-3,817
Amortization of actuarial gains/losses	-509	-385	-613
Past service cost/credit of the period	0	10	0
Amortization of past service cost/credit	-779	-864	-785
	-13,226	-283	-5,215
Effective portion of changes in fair value of cash flow hedges
Unrealized gains/losses of the period	93	-585	0
Reclassification for gains/losses included in net income	474	0	-710
	567	-585	-710
Total other comprehensive income	$-35,224	$-7,680	$-12,159

Comprehensive income	$70,157	$84,358	$40,185
Attributable to:
Owners of the company	$64,907	$79,327	$36,917
Noncontrolling interests	$5,250	$5,031	$3,268